

Mail Stop 3720

January 31, 2017

Heather C. Getz
Senior Vice President and Chief Financial Officer
BioTelemetry, Inc.
1000 Cedar Hollow Road
Malvern, PA 19355

      Re: BioTelemetry, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed February 22, 2016
            File No. 000-55039

Dear Ms. Getz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Carlos Pacho for

                      Larry Spirgel
                      Assistant Director
                      AD Office 11 – Telecommunications